7 September 2009

CADBURY STATEMENT IN RESPONSE TO KRAFT FOODS ANNOUNCEMENT

In response to the announcement by Kraft Foods Inc. (“Kraft Foods”), Cadbury plc (“Cadbury” or the “Group”) confirms that it recently received an unsolicited proposal from Kraft Foods regarding a possible share and cash offer for the Group which is conditional on, inter alia, financing and due diligence. The Board of Cadbury reviewed the proposal with its advisers and rejected it.

The Board is confident in Cadbury’s standalone strategy and growth prospects as a result of its strong brands, unique category and geographic scope and the continued successful delivery of its Vision into Action plan. The Board believes that the proposal fundamentally undervalues the Group and its prospects.

Note 7 of Rule 2.4 of the Code requires the Group to point out that this statement is being made by the Group without the prior agreement of Kraft Foods and that there can be no certainty whether any offer will be made.

Ends

For further information

Cadbury plc	+44	1895 615000
http://www.cadbury.com
Capital Market Enquiries	+44 1895 615124
John Dawson

About Cadbury plc

Cadbury is one of the world’s largest confectionery businesses with number one or number two positions in over 20 of the world’s 50 biggest confectionery markets. It also has the largest and most broadly spread emerging markets business of any confectionery company. With origins stretching back nearly 200 years, Cadbury’s brands include many global, regional and local favourites including Cadbury Dairy Milk, Flake, Creme Egg and Green & Black’s in chocolate; Trident, Dentyne, Hollywood and Bubbaloo in gum; and Halls, Cadbury Eclairs, Bassett’s and The Natural Confectionery Co. in candy.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the “Code”), if any person is, or becomes, “interested” (directly or indirectly) in 1% or more of any class of “relevant securities” of Kraft Foods or of Cadbury, all “dealings” in any “relevant securities” of that company (including by means of an option in respect of, or a derivative referenced to, any such “relevant securities”) must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the “offer period” otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an “interest” in “relevant securities” of Kraft Foods or Cadbury, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all “dealings” in “relevant securities” of Kraft Foods or of Cadbury by Kraft Foods or Cadbury, or by any of their respective “associates”, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose “relevant securities” “dealings” should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk. “Interests in securities” arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an “interest” by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a “dealing” under Rule 8, you should consult the Panel.